Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1                                     Name and Address of Company:

IESI-BFC Ltd. (“IESI-BFC”)

135 Queens Plate Drive

Suite 300

Toronto, ON  M9W 6V1

Item 2                                     Date of Material Change:

July 2, 2010

Item 3                                     Press Release:

News Releases dated July 2, 2010 and June 29, 2010 issued by IESI-BFC and disseminated by Marketwire, copies of which are attached as Schedule A.

Item 4                                     Summary of Material Change:

On July 2, 2010, IESI-BFC (TSX: BIN), a leader in North American non-hazardous solid waste management industry, completed its merger with Waste Services, Inc. (“WSI”) (NASDAQ: WSII), a multi-regional, integrated solid waste services company, providing collection, transfer, landfill disposal and recycling services for commercial, industrial and residential customers in the United States and Canada (the “Merger”).  IESI-BFC entered into new U.S. and Canadian credit facilities in conjunction with the Merger, and concurrently announced the planned redemption of WSI’s outstanding Senior Subordinated Notes.

Item 5                                     Full Description of Material Change:

The Merger was effected under an Agreement of Plan of Merger dated as of November 11, 2009, among IESI-BFC, WSI and IESI-BFC Merger Sub, Inc. (the “Merger Agreement”).  On June 30, 2010, the shareholders of WSI voted in favour of the Merger.  With all the conditions necessary to complete the Merger satisfied, IESI-BFC and WSI closed the Merger on Friday, July 2, 2010.

Under the terms of the Merger Agreement, each share of common stock of WSI was cancelled and extinguished and automatically converted into the right to receive from IESI-BFC 0.5833 common shares of IESI-BFC.  Shareholders of WSI received cash in lieu of any fractional IESI-BFC common shares they would have otherwise received.  27,970,968 IESI-BFC common shares were issued to the former holders of WSI common stock.

In connection with the Merger, on June 29, 2010, IESI-BFC, WSI and their respective principal Canadian operating subsidiaries entered into a consent agreement with The Commissioner of Competition which has been registered with the Competition Tribunal in Ottawa.  Pursuant to the agreement, the companies will divest of certain commercial customer contracts and equipment in five Canadian markets: Calgary and Edmonton, Alberta; and Hamilton, Ottawa and Simcoe County, Ontario. These assets generate, in aggregate, approximately CA$18.5 million of annualized revenue for the combined company.  The companies will also divest of one duplicate transfer station in Hamilton, Ontario.

Additionally, in connection with the Merger, IESI-BFC entered into a new US$950 million amended and restated U.S. credit facility.  Advances under the new U.S. credit facility were used to repay outstanding borrowings under both IESI-BFC’s previous credit facility and the U.S. portion of WSI’s credit facility, as well as WSI’s outstanding Senior Subordinated Notes.  The term of the new U.S. credit facility is four years and the facility is comprised entirely of a revolver.  IESI-BFC also entered into a new CA$525 million amended and restated facility in Canada.  Advances under this new Canadian credit facility were used to repay IESI-BFC’s previous credit facility and the Canadian portion of WSI’s credit facility.  The term of the new Canadian credit facility is four years and the facility is comprised entirely of a revolver.

Following completion of the Merger, two nominees of WSI, Michael G. DeGroote and David Sutherland-Yoest, were appointed to the board of directors of IESI-BFC, and Ivan R. Cairns, the Executive Vice President & General Counsel of WSI, was appointed as Vice-President & General Counsel of IESI-BFC.

Item 6                                     Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                                     Omitted Information:

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8                                     Executive Officer:

For further information, please contact Andrea Rudnick, Vice President, Corporate Development and Communications, at (416) 401-7750 or Chaya Cooperberg, Director, Investor Relations and Corporate Communications, at (416) 401-7729.

Item 9                                     Date of Report:

July 9, 2010

SCHEDULE A

PRESS RELEASES

IESI-BFC Ltd. and Waste Services, Inc. Complete Merger Forming North America’s Third Largest Solid Waste Management Company	07/02/2010

TORONTO, ONTARIO — (MARKET WIRE) — 07/02/10 — IESI-BFC Ltd. (“IESI-BFC”) (NYSE: BIN)(TSX: BIN) and Waste Services, Inc. (“WSI”) (NASDAQ: WSII) today announced that they have completed their merger which establishes North America’s third largest solid waste management company. The combined company, which will be headquartered in Toronto, will continue as IESI-BFC Ltd. and trade under the ticker symbol “BIN” on the New York and the Toronto Stock Exchanges.

The merged company will have more than 6,000 employees serving commercial, industrial and residential customers in 11 U.S. states and the District of Columbia, and in six Canadian provinces. The transaction is expected to generate US$25-30 million in net pre-tax annual run rate synergies by the end of the second year following closing.

Under the terms of the agreement, WSI shareholders will receive 0.5833 common shares of IESI-BFC for each WSI common share held. The 28.0 million common shares that IESI-BFC is issuing to WSI represent approximately 23.0% ownership in the combined company, assuming conversion of IESI-BFC’s Participating Preferred Shares (“PPSs”). At close, IESI-BFC’s total number of outstanding common shares and PPSs is 121.4 million.

The combined company will be led by Keith Carrigan, IESI-BFC’s current Vice Chairman and Chief Executive Officer. Thomas Cowee, Vice President and Chief Financial Officer of IESI-BFC, will continue in his current role.

The Board of Directors of the combined company will consist of eight members, including Mr. Carrigan, five directors from the IESI-BFC board of directors and two directors nominated by WSI. WSI has nominated Michael G. DeGroote and David Sutherland-Yoest.

“Today, in completing our transaction with WSI, we have advanced to a top-three position in the North American non-hazardous solid waste management industry,” said Keith Carrigan, Vice Chairman and Chief Executive Officer of IESI-BFC. “We look forward to benefiting from the synergies that will result from our combination and creating additional future value for shareholders. We expect the combination to generate additional free cash flow, giving us the ability to deliver shareholder value through several avenues, including the ongoing payment of our regular quarterly dividend. We are very excited to begin this new phase for IESI-BFC and remain committed to delivering excellent customer service, environmental stewardship, and community support.”

Additional Transaction Details

In connection with the transaction, IESI-BFC today entered into a new US$950 million amended and restated U.S. credit facility. Advances under the new credit facility were used to repay the outstanding borrowings under both IESI-BFC’s previous credit facility and the U.S. portion of WSI’s credit facility, as well as WSI’s outstanding 9 1/2% Senior Subordinated Notes (the “notes”). The term of the new credit facility is four years and the facility is comprised entirely of a revolver, with initial pricing of LIBOR + 300 basis points. At closing, remaining capacity, net of borrowings and outstanding letters of credit, is approximately US$160 million.

Under the terms of the WSI’s notes, the notes were called today at a redemption price of 103.167%. The redemption price, accrued interest and registration penalties have been defeased and are being held in a trust by the trustee of the notes until August 2, 2010, at which time the note holders will receive their redemption payment.

In addition, IESI-BFC entered into a new C$525 million Canadian dollar amended and restated credit facility in Canada. Advances under this new credit facility were used to repay the outstanding borrowings under both IESI-BFC’s previous credit facility and the Canadian portion of WSI’s credit facility. The term of the new credit facility is four years and the facility is entirely revolver, with initial pricing of BAs + 287.5 basis points. Remaining capacity, net of borrowings and outstanding letters of credit, is approximately C$66 million.

At closing, the combined company’s long-term debt, including the current portion, to last-twelve-months EBITDA ratio is approximately 2.70 times.

J.P. Morgan Securities Inc. acted as exclusive financial advisor to IESI-BFC on the transaction. CIBC World Markets Inc. acted as exclusive financial advisor to WSI on the transaction.

Other Acquisition Activities

IESI-BFC today has also announced that it completed several tuck-in acquisitions in its U.S. operations since the beginning of its second fiscal quarter of 2010. Consideration for these acquisitions totalled in excess of US$50 million and they were financed through borrowings under IESI-BFC’s U.S. revolving credit facility.

IESI-BFC Sets Date of Second-Quarter 2010 Earnings Release and Conference Call

IESI-BFC will report financial results for the three and six months ended June 30, 2010, on Tuesday, July 27, 2010 after the close of the stock markets. It will host a conference call on Wednesday, July 28, 2010 at 8:30 a.m. (ET).

Participants may listen to the call by dialing 1-888-300-0053, conference ID 85676425, at approximately 8:20 a.m. (ET). International or local callers should dial 647-427-3420. The call will also be webcast live at www.streetevents.com and at www.iesi-bfc.com.

A replay will be available after the call until Wednesday, August 11, 2010, at midnight, and can be accessed by dialing 1-800-642-1687, conference code 85676425. International or local callers can access the replay by dialing 706-645-9291. The audio webcast will also be archived at www.streetevents.com and www.iesi-bfc.com.

About IESI-BFC Ltd.

IESI-BFC Ltd., through its subsidiaries, is one of North America’s largest full-service waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in eleven states and the District of the Columbia in the U.S., and six Canadian provinces. Its two major brands, IESI and BFI Canada, are leaders in their markets, serving customers with vertically integrated collection and disposal assets. IESI-BFC’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN. To find out more about IESI-BFC Ltd., visit our website at www.iesi-bfc.com.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, IESI-BFC Ltd.’s expectations with respect to: the synergies, efficiencies, and capitalization and anticipated financial impacts of the transaction.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict. The following factors, among others, could cause or contribute to such material differences: the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; and the ability to integrate WSI’s businesses into those of IESI-BFC in a timely and cost-efficient manner. Additional factors that could cause IESI-BFC’s and WSI’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 10-K for WSI, and in IESI-BFC’s 2009 Annual Report on Form 40-F, Registration Statement on Form F-10, as amended, and Registration Statement on Form F-4, each of which are filed with the SEC and available at the SEC’s Internet web site (www.sec.gov), and IESI-BFC’s 2009 Annual Information Form filed with the Ontario Securities Commission which is available at the SEDAR web site (www.sedar.com). IESI-BFC and WSI caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning IESI-BFC, WSI, the transaction or other matters and attributable to IESI-BFC or WSI or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. IESI-BFC and WSI do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law.

Contacts:

IESI-BFC Ltd.

Andrea Rudnick

Vice President, Corporate Development and Communications

(416) 401-7750

IESI-BFC Ltd.

Chaya Cooperberg

Director, Investor Relations and Corporate Communications

(416) 401-7729

chaya.cooperberg@bficanada.com

IESI-BFC Ltd. and Waste Services, Inc. Receive Approval from Canadian Competition Bureau for Merger	06/29/2010

TORONTO, ONTARIO — (MARKET WIRE) — 06/29/10 — IESI-BFC Ltd. (“IESI-BFC”) (TSX: BIN)(NYSE: BIN) and Waste Services, Inc. (“WSI”) (NASDAQ: WSII) announced today that the Canadian Competition Bureau will not challenge their proposed merger.

This is reflected in a consent agreement with the Competition Bureau which will be registered with the Competition Tribunal in Ottawa. Pursuant to the agreement, the companies will divest of certain commercial customer contracts and equipment in five Canadian markets: Calgary and Edmonton, Alberta; and Hamilton, Ottawa and Simcoe County, Ontario. These assets generate, in aggregate, approximately CAD$18.5 million of annualized revenue for the combined company. The companies will also divest of one duplicate transfer station in Hamilton, Ontario.

“We undertook a very rigorous review alongside the Competition Bureau”, said Keith Carrigan, Vice-Chairman and Chief Executive Officer of IESI-BFC. “The imposed divestitures are not material to the broader transaction with WSI, and we remain confident that we will achieve our estimated net pre-tax annual run rate synergies of US$25-30 million.”

As previously announced, the Special Meeting of WSI’s shareholders for the purpose of approving the merger will be held on Wednesday, June 30, 2010 at 9:00 a.m. (ET) at the Hilton Garden Inn, 985 Syscon Road, Burlington, Ontario, Canada in the Labatt Hall “C”.

Pending a favorable outcome at the Special Meeting, IESI-BFC and WSI have agreed to close the transaction after the July 1, 2010 Canada Day holiday, with an intended close date of Friday, July 2, 2010.

WSI’s financial information for July 1, 2010 will be reflected in IESI-BFC’s third quarter report.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, IESI-BFC Ltd.’s expectations with respect to: the synergies, efficiencies, capitalization and anticipated financial impacts of the transaction; and the timing of the completion of the transaction.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict. The following factors, among others, could cause or contribute to such material differences: the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; and the ability to integrate Waste Services, Inc.’s businesses into those of IESI-BFC Ltd. in a timely and cost-efficient manner. Additional factors that could cause IESI-BFC’s and WSI’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 10-K for WSI, and in IESI-BFC’s 2009 Annual Report on Form 40-F, Registration Statement on Form F-10, as amended, and Registration Statement on Form F-4, each of which are filed with the SEC and available at the SEC’s Internet web site (www.sec.gov), and IESI-BFC’s 2009 Annual Information Form filed with the Ontario Securities Commission which is available at the SEDAR web site (www.sedar.com). IESI-BFC and WSI caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning WSI, IESI-BFC, the transaction or other matters and attributable to WSI or IESI-BFC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. WSI and IESI-BFC do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law.

Additional Information

IESI-BFC Ltd. has filed with the SEC a Registration Statement on Form F-4 containing a proxy statement/prospectus. Stockholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction as well as other documents filed with the SEC because they contain important information. Stockholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about IESI-BFC Ltd. and Waste Services, Inc., without charge, at the SEC’s Internet site (www.sec.gov).

You may also obtain copies of all documents filed with the SEC regarding this transaction, without charge, from IESI-BFC’s website (www.iesi-bfc.com) or from Waste Services’ website (www.wasteservicesinc.com) or by directing a request to IESI-BFC Ltd., 135 Queens Plate Drive, Suite 300, Toronto, Ontario, Canada M9W 6V1, Attention: Investor Relations, (416) 401-7729, or to Waste Services, Inc., 1122 International Blvd., Suite 601, Burlington, Ontario, Canada L7L 6Z8, Attention: Shareholder Relations, (905) 319-1237.

About IESI-BFC Ltd.

IESI-BFC Ltd., through its subsidiaries, is one of North America’s largest full-service waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in ten states and the District of the Columbia in the U.S., and five Canadian provinces. Its two brands, IESI and BFI Canada, are leaders in their markets and serve over 1.8 million customers with vertically integrated collection and disposal assets. IESI-BFC’s shares trade on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about IESI-BFC, visit its website at www.iesi-bfc.com.

About Waste Services, Inc.

Waste Services, Inc. is a multi-regional, integrated solid waste services company that provides collection, transfer, disposal and recycling services in the U.S. and Canada. WSI, a Delaware corporation, is the second largest vertically integrated disposal company in the State of Florida, where it has 10 collection operations, nine transfer stations, seven recycling facilities and three landfills. WSI’s shares trade on the NASDAQ under the symbol WSII.

To find out more about WSI, visit its website at www.wasteservicesinc.com.

Contacts:

Contacts for IESI-BFC Ltd.

Andrea Rudnick

Vice President, Corporate Development and Communications

(416) 401-7750

Chaya Cooperberg

Director, Investor Relations and Corporate Communications

(416) 401-7729

chaya.cooperberg@bficanada.com

www.iesi-bfc.com

Contact for Waste Services, Inc.

Ed Johnson

Executive Vice President and Chief Financial Officer

(905) 319-1237

ejohnson@wsii.us

www.wasteservicesinc.com